September 21, 2022

   Via Email

   Angela Jaimes
   Ropes & Gray LLP
   800 Boylston Street
   Suite 3600
   Boston, MA 02199-3600
   angela.jaimes@ropesgray.com

            Re: Calamos Antetokounmpo Sustainable Equities Trust
                File Nos. 333-267049, 811-23822

   Dear Ms. Jaimes:

           On August 24, 2022, you filed an initial registration statement on Form N-1A on behalf
   of Calamos Antetokounmpo Sustainable Equities Trust (the    Trust   ), under
the Securities Act of
   1933 (the    1933 Act   ) and the Investment Company Act of 1940 (the
1940 Act   ) in connection
   with Calamos Antetokounmpo Sustainable Equities Fund (the    Fund   ). We
have reviewed the
   registration statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                          PROSPECTUS

General

1. The Fund   s name includes a term that appears to refer to Giannis
Antetokounmpo, a well-known
   NBA basketball player. However, the registration statement contains no disclosure that explains
   Mr. Antetokounmpo   s relevance to the Fund. Please explain supplementally
what role Mr.
   Antetokounmpo has with the Fund and why using his name in the Fund   s name
is appropriate.
   As is, the use of Mr. Antetokounmpo   s name could cause confusion and
mislead an investor into
   believing, for example, that he endorses, manages, or owns the Fund. Please also explain whether and how Mr. Antetokounmpo will be involved in marketing the Fund. For example, will his name or likeness be used in fund materials or on social media?




                                                    1

 Page 5     Fee Table

2. In footnote two, disclosure states that the expense limitation agreement is not terminable by either party. Please tell us supplementally how such agreement will be addressed if, for example, the investment advisory agreement terminates automatically upon an assignment.

Page 6     Principal Investment Strategies

3. In the first paragraph, disclosure states that the Fund, under normal market conditions, will invest at least 80% of its net assets (plus borrowings for investment purposes, if any) in common stock
   of issuers domiciled in the U.S. that have above average growth potential and meet the
   environmental, social and governance (   ESG   ) criteria of Calamos
Advisors LLC (   Calamos
   Advisors    or the    Subadviser   ). Please confirm that    common stock
is the intended term in the
   80% policy given that    equities    is in the Fund   s name.

4. In the last sentence of the first paragraph, disclosure states that the Fund will maintain a minimum investment in U.S. domiciled companies that will be no less than 70%
of the Fund   s
   assets under normal market conditions.    This language appears to conflict
with the Fund   s
   policy of investing at least 80% of its net assets in such companies. Please revise.

5. In the first sentence of the second paragraph, disclosure refers to responsible, engaged
   companies.    Please explain what you mean by    engaged    using plain
English.

6. Please explain how the Fund defines    Agricultural Biotechnology    as many
agricultural
   companies may use technology that some investors may think of as biotechnology.

7. Please explain how the Fund would calculate the    business activity    5%
threshold of a company
   engaging in    Animal Testing.    For example, how will the Fund determine
if a company    derives
   revenue or profits that exceed 5%,    from    Animal Testing,    as
companies engaging in research
   and development could conduct    Animal Testing    such as health, wellness,
pet-focused
   industries, beauty, and pharmaceuticals, among others, and may or may not disclose such practices.

8. In the second paragraph, disclosure states,    Calamos Advisors utilizes a
range of data sources as
   part of its proprietary ESG ratings system. These data sources may include, but are not limited to: corporate disclosures, third party research providers (e.g., MSCI ESG, Bloomberg etc.),
   nongovernmental organizations (   NGOs   ) and non-profits (e.g.,
Greenpeace, Friends of Earth
   etc.), academic publications, news services and memberships. Calamos Advisors does not rely on the ESG ratings or criteria of any third party research providers
(emphasis added).    In
   the section titled,    Principal Risks,    disclosure states,    In
executing the Fund   s investment
   strategy, Calamos Advisors will rely on ESG related data provided by third parties (emphasis added).

   The disclosure regarding the Fund   s reliance on third parties is
confusing. Please clarify what
   role third parties have in the Fund   s due diligence practices when
applying its screening criteria
   to portfolio companies. Also, please clarify (1) whether the Fund   s ESG
criteria are applied to

                                                    2

    every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

9. The Fund does not appear to subordinate financial returns in favor of pursuing its ESG strategy.
   If that is correct, please consider clarifying.

10. If the Fund   s methodology affirmatively includes companies with favorable
ESG characteristics,
    please add appropriate disclosure.

Page 7     Principal Risks

11. We note that the principal risks appear in alphabetical order. Please order the risks to prioritize
    the risks that are most likely to adversely affect the Fund   s net asset
value, yield and total return.
    Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Page 8     Transaction Policies

12. In the second paragraph, disclosure states that Class I and Class R6 shares may not be available
    for purchase directly from the Fund.    Please add disclosure that briefly
explains what you mean.

Page 10     Principal Risks of Investing in the Fund

13. In the third paragraph, disclosure discusses the Fund   s temporary
defensive positions. Please
    clarify that the Fund may temporarily invest for defensive purposes that are inconsistent with the
    Fund   s principal investment strategies. See Item 9.b.1, Instr. 6 of Form
N-1A.

Page 13     Investment Adviser

14. In the first paragraph, disclosure states that CGAM LLC is an investment
adviser    [with
    registration currently pending].    Please advise on the status of
registration.

15. In the first paragraph, disclosure states that CGAM LLC is jointly owned by [OPL Member].
    Please explain supplementally who    OPL Member    is and what relevance
they have to the
    Fund   s operations.

Page 33     Changes in 80% Policy

16. Please consider moving this paragraph to a location that is earlier in the prospectus, such as in the Item 9 section.

17. The language used to describe the Fund   s 80% policy in this section
differs with the language
    used to describe the Fund   s 80% policy in the summary and statutory
prospectus. Please revise.




                                                      3

 Page 42     Back Cover Page

18. Please confirm that the Fund will include the following disclosure, when
applicable:    In the
    Fund   s annual report, you will find a discussion of the market conditions and investment
    strategies that significantly affected the Fund   s performance during its
last fiscal year.    See Item
    1.b.1 of Form N-1A.

19. Please add the Fund   s 1940 Act number. See Item 1.b.4 of Form N-1A.

                       STATEMENT OF ADDITIONAL INFORMATION

Page 9     Investment Restrictions

20. In paragraph (vii), disclosure states that the Fund may not    invest in a
security if more than 25%
    of its total assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers in any particular industry or group of
industries.    Please clarify that    its
    refers to the Fund.

Page 10     Investment Restrictions

21. In paragraph (e), disclosure states,    The Fund may not invest more than
15% under regulatory
    rules of the Fund   s net assets (taken at market value at the time of each
purchase) in illiquid
    investments that are assets, including repurchase agreements maturing in more than seven days;
    or    Please revise this sentence using plain English. Also, please revise the punctuation at the
    end of the sentence.

Page 15     Investment Adviser

22. In the last paragraph, disclosure states,    The use of the name
Antetokounmpo    in the name of
    the Trust and in the name of the Fund are pursuant to licenses granted by [OPL Member], and the Trust has agreed to change the names to remove those references if [OPL Member] ceases to be a [part owner of] CGAM LLC.
       x   Please add disclosure that explains the identity and relevance of
OPL Member.
       x   Please explain supplementally the purpose and terms of the licensing agreement.
       x   Please tell us whether any provision of the licensing agreement, the investment advisory
           agreement, or the investment sub-advisory agreement entitles    OPL
Member,    the
           investment adviser, or the sub-adviser to compensation if the license agreement, investment advisory agreement, or investment sub-advisory agreement is terminated for any reason. Section 15(a)(3) of the 1940 Act prohibits any person from serving or acting as an investment adviser of a registered investment company, except, among other things, pursuant to a written contract that provides that such contract may be terminated at any time, without the payment of any penalty. If such compensation provision exists, please explain supplementally how such payments would be consistent with section 15 of the
           1940 Act.


                                                      4

        x   Please attach the licensing agreement as an exhibit in Part C. See
Item 28.h of Form N-
           1A (instructing a registrant to file other material contracts not made in the ordinary course of business to be performed in whole or in part on or after the filing date of the registration statement).
       x   Please confirm that to the extent [OPL Member] ceases to be a [part owner of] CGAM
           LLC that the Fund, its organizational documents, including the Fund name will change.
           If so, will this require any specific shareholder action or notification, and if specific shareholder action is not provided, please explain how this will be resolved.

                                                 PART C

Item 35. Undertakings

23. Please add the undertaking required in Item 35 of Form N-1A or explain why it is not necessary.

Signature Page

24. Pursuant to section 6(a) of the 1933 Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions (e.g., trustees). Please make certain that the signature page on all pre-effective amendments meets the requirements of section 6(a). If you intend to rely on a Power of Attorney with respect to the signatures of such officers and trustees, please note that a Power of Attorney specifically referencing this filing must be filed in this registration statement. See Rule 483 under the 1933
    Act.

                                             *      *       *

          We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

          A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

          We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.




                                                    5

       Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Megan Miller, Staff Accountant at (212) 336-0114.

                                                    Sincerely,

                                                    /s/ Lisa N. Larkin

                                                    Lisa N. Larkin
                                                    Senior Counsel

cc:    Megan Miller, Staff Accountant
       John C. Lee, Branch Chief
       Michael J. Spratt, Assistant Director




                                               6